EXHIBIT 99.4: PRESS RELEASE
LDK Solar Prices RMB 1.2 Billion US$-Settled Senior Notes due 2014
     XINYU CITY, China and SUNNYVALE, Calif., February 18, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”), a leading vertically integrated manufacturer of photovoltaic products and a leading manufacturer of solar wafers in terms of capacity, announced today the pricing of US$-settled 10.00% senior notes due 2014 in the aggregate principal amount of RMB 1.2 billion (the “Notes”) being offered and sold outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes will bear interest at the rate of 10.00% per annum from February 28, 2011, payable semi-annually in arrears on February 28 and August 28 of each year, beginning on August 28, 2011. The Notes will mature on February 28, 2014 and will be guaranteed by certain of LDK Solar’s offshore subsidiaries. The closing of the offering is expected to occur on or about February 28, 2011.
     LDK Solar intends to use the net proceeds of the offering to repay certain of its existing indebtedness with remaining maturities of up to one year.
     This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offers of the securities will be made only by means of a private offering memorandum. The Notes and the related guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1-408-245-8801

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